SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For August 20, 2003	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES
Form 6-K Exhibit Index
Financial Ratios for Year Ended December 31, 2002
Financial Ratios for Period Ended March 31, 2003
Financial Ratios for Period Ended June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: August 20, 2003

Form 6-K Exhibit Index

Exhibit No.

The following revised Consolidated Financial Ratios, provided in connection with the Corporation’s continuous offering of medium term notes and debt securities, have been filed with the various Canadian securities commissions and the Toronto Stock Exchange:

1.	Revised Consolidated Financial Ratios in respect of audited financial statements for the year ended December 31, 2002.

2.	Revised Consolidated Financial Ratios in respect of unaudited financial statements for the period ended March 31, 2003.

3.	Revised Consolidated Financial Ratios in respect of unaudited financial statements for the period ended June 30, 2003.